Exhibit 10.1

FOURTH AMENDMENT TO CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT, dated as of January 16, 2007 (this "Amendment"), is by and among **ALLIANCE ONE INTERNATIONAL, INC.**, a Virginia corporation (the "Company"), **INTABEX NETHERLANDS B.V.**, a company formed under the laws of The Netherlands and a Subsidiary of the Company (the "Dutch Borrower"; together with the Company, collectively the "Borrowers," and individually, a "Borrower"), each of the Domestic Subsidiaries of the Borrower from time to time party hereto (the "Domestic Guarantors"), **ALLIANCE ONE INTERNATIONAL AG** (formerly known as DIMON International AG)**,** a Swiss corporation ("DIAG"; together with the Company and the Domestic Guarantors, collectively the "Guarantors" and individually, a "Guarantor"), and **WACHOVIA BANK, NATIONAL ASSOCIATION**, a national banking association, as administrative agent for the Lenders (in such capacity, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, pursuant to the Credit Agreement dated as of May 13, 2005 (as previously amended or modified and as further amended, restated or otherwise modified from time to time, the "Credit Agreement"; capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the **Credit** Agreement) among the Borrower, the Guarantors, the lenders and other financial institutions from time to time party thereto (the "Lenders"), and the Administrative Agent, the Lenders have extended commitments to make certain credit facilities available to the Borrower;

WHEREAS, the Credit Parties have sold, leased, or transferred property or assets, or agreed to do so at a future time, in excess of $15,000,000 for the fiscal year ending 2007 in violation of Section 6.4(a)(x) of the Credit Agreement (the "Section 6.4 Default");

WHEREAS, the Credit Parties have incurred certain Guaranty Obligations in connection with cash management arrangements in violation of Section 6.3 of the Credit Agreement (the "Section 6.3 Default"; and together with the Section 6.4 Default, the "Acknowledged Events of Default");

WHEREAS, the Credit Parties have requested the Required Lenders waive the Acknowledged Events of Default and agree to amend certain provisions of the Credit Agreement; and

WHEREAS, the Required Lenders are willing to waive the Acknowledged Events of Default and make such amendments to the Credit Agreement, subject to the terms and conditions set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1
WAIVER

1.1 Waiver of Acknowledged Events of Default. Notwithstanding the provisions of the Credit Agreement to the contrary, the Required Lenders hereby waive, on a one-time basis, the Acknowledged Events of Default; <u>provided</u> that the Net Cash Proceeds received from the sales, leases or transfers made in connection with the Section 6.4 Default shall not be reinvested but shall be used to prepay the Loans in accordance with Section 2.8(b)(ii).

1.2 Effectiveness of Waiver. This Amendment shall be effective only to the extent specifically set forth herein and shall not (a) be construed as a waiver of any breach or default other than as specifically waived herein nor as a waiver of any breach or default of which the Lenders have not been informed by the Borrower, (b) affect the right of the Lenders to demand compliance by the Borrower with all terms and conditions of the Credit Agreement, except as specifically modified or waived by this Amendment, (c) be deemed a waiver of any transaction or future action on the part of the Borrower requiring the Lenders' or the Required Lenders' consent or approval under the Credit Agreement, or (d) except as waived hereby, be deemed or construed to be a waiver or release of, or a limitation upon, the Administrative Agent's or the Lenders' exercise of any rights or remedies under the Credit Agreement or any other Credit Document, whether arising as a consequence of any Event of Default which may now exist or otherwise, all such rights and remedies hereby being expressly reserved.

SECTION 2
AMENDMENTS

2.1 Amendment to Section 2.8(b)(ii). Section 2.8(b)(ii) is hereby amended and restated in its entirety to read as follows:

> *(ii) <u>Asset Dispositions</u>. Promptly following the receipt by a Credit Party or any of its Subsidiaries of the proceeds of any Asset Disposition, the Loans shall be prepaid in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds derived from such Asset Disposition (such prepayment to be applied as set forth in clause (vi) below); <u>provided</u> that (A) the Net Cash Proceeds from Asset Dispositions in any fiscal year shall not be required to be so applied until the aggregate amount of such Net Cash Proceeds is equal to or greater than $5,000,000 for such fiscal year and shall be applied in increments of $3,000,000 (or such lesser amount that is then due and owing at the end of each fiscal year), (B) the Borrowers shall be permitted to reinvest the Net Cash Proceeds received from Asset Dispositions in fixed or capital assets for the benefit of the Borrowers or any of their Subsidiaries so long as (1) no Default or Event of Default shall have occurred and be continuing at the time of such Asset Disposition and at the time of such reinvestment and (2) such reinvestments are consummated within 270 days of the receipt of such Net Cash Proceeds; it being understood and agreed that any such Net Cash Proceeds that are not reinvested as permitted pursuant to this Section 2.8(b)(ii) immediately shall be used to prepay the Loans (such prepayment to be applied as set forth in clause (vi) below).*

2.2 **Amendment to Section 6.3**. Section 6.3 is hereby amended by adding the following clause (g) to the end of such Section and making the appropriate punctuation and grammatical changes thereto:

> *(g) Guaranty Obligations which are incurred in the ordinary course of business with respect to the Credit Parties' and their Subsidiaries' (i) cash management arrangements in an aggregate original principal amount not to exceed $13,000,000 at any time outstanding and (ii) employee credit card obligations for business travel and entertainment and other related expenses in an aggregate amount not to exceed $375,000 at any time outstanding.*

2.3 **Amendment to Section 6.4(a)(x)**. Section 6.4(a)(x) is hereby amended and restated in its entirety to read as follows:

> *(x) so long as no Default or Event of Default shall have occurred and be continuing, the sale, lease or transfer of property or assets, or agreement to do so at a future time, not to exceed (A) $15,000,000 in the aggregate in any fiscal year and (B) $90,000,000 in the aggregate to the extent (x) such sale, lease or transfer of property or assets, or agreement to do so at a future time, consists of dispositions of the property and assets set forth on Schedule 1.1(g), (y) such sale, lease or transfer of property or assets, or agreement to do so at a future time, is consummated no later than the fiscal year ending March 31, 2008 and (z) such proceeds shall not be reinvested but shall be used to prepay the Loans in accordance with Section 2.8(b)(ii).*

2.4 **Schedule 1.1(g)**. A new Schedule 1.1(g) is hereby added to the Credit Agreement to read as set forth on Exhibit A attached hereto.


SECTION 3
CONDITIONS TO EFFECTIVENESS


3.1 **Closing Conditions.** This Amendment shall become effective as of the day and year set forth above (the "Amendment Effective Date") upon satisfaction of the following conditions (in form and substance reasonably acceptable to the Administrative Agent):

(a) Executed Amendment. The Administrative Agent shall have received a copy of this Amendment duly executed by each of the Credit Parties and the Administrative Agent, on behalf of the Required Lenders.

(b) Executed Consents. The Administrative Agent shall have received executed consents, in substantially the form of Exhibit B attached hereto, from the Required Lenders authorizing the Administrative Agent to enter into this Amendment on their behalf. The delivery by the Administrative Agent of its signature page to this Amendment shall constitute conclusive evidence that the consents from the Required Lenders have been obtained.

(c) <u>Miscellaneous</u>. All other documents and legal matters in connection with the transactions contemplated by this Amendment shall be reasonably satisfactory in form and substance to the Administrative Agent and its counsel.

SECTION 4
REPRESENTATIONS AND WARRANTIES

4.1 <u>Representations and Warranties</u>. Each of the Credit Parties represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b) This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d) The representations and warranties set forth in Article III of the Credit Agreement are true and correct as of the date hereof except for those which expressly relate to an earlier date.

(e) After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(f) The Security Documents continue to create a valid security interest in, and Lien upon, the Collateral, in favor of the Administrative Agent, for the benefit of the Lenders, which security interests and Liens are perfected in accordance with the terms of the Security Documents and prior to all Liens other than Permitted Liens.

(g) Except as specifically provided in this Amendment, the Credit Party Obligations are not reduced or modified by this Amendment and are not subject to any offsets, defenses or counterclaims.

SECTION 5
MISCELLANEOUS

5.1 <u>Counterparts/Telecopy</u>. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts of this Amendment by telecopy shall be effective as an original and shall constitute a representation that an original shall be delivered.

5.2 **Instrument Pursuant to Credit Agreement.** This Amendment is a Credit Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with the terms and provisions of the Credit Agreement.

5.3 **Reaffirmation of Credit Party Obligations.** Each Credit Party hereby ratifies the Credit Agreement and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement applicable to it and (b) that it is responsible for the observance and full performance of its respective Credit Party Obligations.

5.4 **Amended Terms.** The term "Credit Agreement" as used in each of the Credit Documents shall hereafter mean the Credit Agreement as amended by this Amendment. Except as specifically amended hereby or otherwise agreed, the Credit Agreement and the other Credit Documents are hereby ratified and confirmed and shall remain in full force and effect according to their terms.

5.5 **Survival.** Except as expressly modified and amended in this Amendment, all of the terms and provisions and conditions of each of the Credit Documents shall remain unchanged.

5.6 **Expenses.** The Borrower agrees to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees, expenses and retainer amounts of the Administrative Agent's legal counsel and financial consultants.

5.7 **Further Assurances.** The Credit Parties agree to promptly take such action, upon the request of the Administrative Agent, as is necessary to carry out the intent of this Amendment.

5.8 **Governing Law.** THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

5.9 **Successors and Assigns.** This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

5.10 **General Release.** In consideration of the Lenders entering into this Amendment, each Credit Party hereby releases the Administrative Agent, the Lenders, and the Administrative Agent's and the Lenders' respective officers, employees, representatives, agents, counsel and directors from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, now known or unknown, suspected or unsuspected to the extent that any of the foregoing arises from any action or failure to act under the Credit Agreement on or prior to the date hereof, except, with respect to any such person being released hereby, any actions, causes of action, claims, demands, damages and liabilities arising out of such person's gross negligence, bad faith or willful misconduct.

5.11 <u>Waiver of Jurisdiction; Service of Process; Waiver of Jury Trial; Arbitration</u>. The jurisdiction, service of process, waiver of jury trial and arbitration provisions set forth in Sections 9.14, 9.15 and 9.18 of the Credit Agreement are hereby incorporated by reference, *mutatis mutandis*.

[Balance of Page Intentionally Left Blank].

Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

COMPANY: **ALLIANCE ONE INTERNATIONAL, INC.**

By: /s/ James Cooley
Name:
Title: Executive Vice President & CFO

By: /s/ Joel Thomas
Name:
Title: Vice President & Treasurer

DUTCH BORROWER: **INTABEX NETHERLANDS B.V.**

By: /s/ B. Lynne Finney
Name:
Title: Assistant Treasurer

By: /s/ James Cooley
Name:
Title: Executive Vice President & CFO

DOMESTIC GUARANTORS: **[NONE]**

FOREIGN GUARANTORS: **ALLIANCE ONE INTERNATIONAL AG**

By: /s/ James Cooley
Name:
Title: Executive Vice President & CFO

By: /s/ Joel Thomas
Name:
Title: Vice President & Treasurer

ADMINISTRATIVE AGENT
AND LENDERS:

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent and as a Lender

By: /s/ Jorge A. Gonzalez
Name:____
Title: Managing Director

FORM OF
LENDER CONSENT

See Attached.

LENDER CONSENT

This Lender Consent is given pursuant to the Credit Agreement, dated as of May 13, 2005 (as previously amended and modified, the "Credit Agreement"; and as further amended by the Amendment (as hereinafter defined), the "Amended Credit Agreement"), by and among **ALLIANCE ONE INTERNATIONAL, INC.**, a Virginia corporation (the "Company"), **INTABEX NETHERLANDS B.V.**, a company formed under the laws of The Netherlands and a Subsidiary of the Company (the "Dutch Borrower"; together with the Company, collectively the "Borrowers," and individually, a "Borrower"), each of the Domestic Subsidiaries of the Borrower from time to time party hereto (the "Domestic Guarantors"), **ALLIANCE ONE INTERNATIONAL AG** (formerly known as DIMON International AG)**,** a Swiss corporation ("DIAG"; together with the Company and the Domestic Guarantors, collectively the "Guarantors" and individually, a "Guarantor"), the lenders and other financial institutions from time to time party thereto (the "Lenders") and **WACHOVIA BANK, NATIONAL ASSOCIATION**, as administrative agent on behalf of the Lenders (in such capacity, the "Administrative Agent"). Capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement unless otherwise defined herein.

The undersigned hereby approves the Fourth Amendment to Credit Agreement (the "Amendment"), dated as of January 16, 2007 by and among the Borrower, the Guarantors party thereto, and the Administrative Agent and hereby authorizes the Administrative Agent to execute and deliver the Amendment on its behalf and, by its execution below, the undersigned agrees to be bound by the terms and conditions of the Amendment and the Amended Credit Agreement.

Delivery of this Lender Consent by telecopy shall be effective as an original.

A duly authorized officer of the undersigned has executed this Lender Consent as of the 16th day of January 2007.

_____
as a Lender

By: _____

Name:_____

Title: _____